December 28, 2017

VIA EDGAR

To: Kevin J. Kuhar

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.W.

Washington, D.C. 20549

Re:	SuperCom Ltd. (the “Company”)

Form 20-F for the Fiscal Year ended December 31, 2016

Filed May 24, 2017

Amendment No. 1 to Form 20-F for the Fiscal year ended December 31, 2016

Filed May 25, 2017 (the “Filings”)

File No. 001-33668

Dear Mr. Kuhar,

We have received and reviewed the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated December 15, 2017 relating to the above referenced Filings, and provide the following responses. For your convenience, the comments of the Staff have been restated below in their entirety in bold, with the response to each comment immediately under the respective comment.

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues, page 30

1.	We note your response to comment 1 that you reorganized your acquisitions into new segments and that the revenue amounts provided for your segments do not agree to your footnote on page F-29. Please revise future filings to address the following:

•	Provide the disclosures required by ASC 280-10-50-21 including a description of the factors used to identify your reportable segments.

•	Provide comparative segment information for each period for which an income statement is presented as required by ASC 280-10-50-20.

•	Provide the disclosures required by paragraphs 50-34 to 50-36 of ASC 280-10 to the extent you have changed the structure of your internal organization which causes reportable segments to changes.

We noted the Staff’s comment and will revise future filing accordingly.

Item 18. Financial Statements

Note 2: Significant Accounting Policies

k. Revenue Recognition, page F-9

2.	We note from your response to comment 4 that while you have counters that provide the number of documents issued, only after customer approval of the number of documents issued do you calculate and recognize the royalty revenue. Please address the following:

•	Tell us whether your contracts with your e-ID and security business customers require customer approval of the number of documents issued recorded by your counters.

•	Tell us the period of time it usually takes for you to receive that approval and explain to us the reasons for any significant delays you encountered in receiving these approvals in the years ended December 31, 2015 and 2016 and the nine months ended September 2017.

•	Tell us the amount of revenues you reported from the e-ID and security business in each of the years ended December 31, 2015 and 2016 and in the nine months ended September 2017.

The Staff is advised that our e-ID and security contracts include (i) projects for the development and deployment of e-ID environment (such as a system for registration, issuance and management of e-ID card) (ii) post deployment contracts for delivery of consumables and raw material for the cards issuance and (iii) post contract for services and maintenance in which in one contract which was completed during 2015, we receive also royalties per e-ID card issued, based on the amounts of cards produced and per license fee agreed to in the contract. We also advise that the royalty fees in the year 2015 was $243K, and were reduced to $0 in the year 2016 and the 9 months ended September 30, 2017. In further responding to Staff inquiry we advise as follows:

•	In contract with royalty fees, It is customary that we receive reports throughout the month (generally 3 reports) based on our counters integrated in the system, and final monthly report approved by the customer for the amount of documents issued and the fees owed. That usually occurs after 2 - 4 days after the end of the month. The monthly report is issued by the customer for our verification and approval, so amounts appears in the monthly reports are always after customer approval.

•	It is usually takes 2 – 4 days for the process to be approved. We are not aware of any significant delays encountered in receiving these approvals in the years ended December 31, 2015 and 2016 and the nine months ended September 2017. As was explained in our MD&A, we experienced some delays in the e-ID projects which included deployment of a new system (not related to post deployment contracts with royalty fees), those delays affected the rate of completion on those projects.

•	Revenues from e-ID and security, related to royalty fees, during each of the years ended December 31, 2015 and 2016 and in the nine months ended September 2017, were $243K, $0 and $0, respectively

Note 5: Acquisition, page F-15

3.	We note your response to comment 6 regarding the contingent consideration recorded for the acquisition of Alvarion. In future filings please revise this note to also disclose the quantitative information about the significant unobservable inputs underlying the level 3 fair value measurement required by ASC 820-10-50-2(bbb) and to provide the reconciliation disclosures about fair value required by ASC 820-10-50-2(c).

We noted the Staff’s comment and will revise future filing accordingly.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972-9-8890850.

Very Truly Yours,

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer